SEC Mail Processing Section
FEB 29 2012
Washington, DC 123

KW 2/27

12014717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 15th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe, FINOP 732 -533-5074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow,Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street,	Stamford,	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/02

OATH OR AFFIRMATION

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTENTS

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Members
Sixpoint Partners LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but some of which is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 27, 2012

SIXPOINT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets:	
Cash and cash equivalents	$ 878,383
Accounts receivable	2,404,375
Due from employees	228
Total Current Assets	3,282,986
Furniture and equipment, net of accumulated depreciation of $11,852	12,018
Trade receivables, long-term	1,088,682
Security deposit	31,667
TOTAL ASSETS	$ 4,415,353

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable	$ 49,435
Accrued expenses	230,806
Advances from customers	9,116
Due to affiliate	80,826
Total Current Liabilities	370,183
Members' Capital	4,045,170
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 4,415,353

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Income:	
Placement fees	$ 6,051,726
Reimbursed expenses	124,833
Total income	6,176,559
Expenses (see schedule of expenses)	4,455,954
Profit from operations	1,720,605
Interest and dividend income	18,561
Net profit	$ 1,739,166

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, December 31, 2010	$ 3,657,646
Adjustment, CHC capital	(1,351,642)
Net profit	1,739,166
Capital withdrawals and distributions	-
Balance, December 31, 2011	$ 4,045,170

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net profit	$ 1,739,166
Depreciation	4,039
Increase /(decrease) in cash due to change in:	
Accounts receivable and other assets	(2,112,686)
Accounts payable and other liabilities	281,030
Net cash used in operating activities	(88,451)
Cash flows from investing activities:	
Purchases of office equipment	(3,254)
Net cash used in investing activities	(3,254)
Cash flows from financing activities:	
Capital contributions	-
Net cash provided by financing activities	-
Net decrease in cash	(91,705)
Cash and cash equivalents, beginning of year	970,088
Cash and cash equivalents, end of year	$ 878,383

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ -
Interest	-

See notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

The accompanying financial statements no longer include the results of the Company's affiliate, CHC Capital LLC ("CHC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation is computed using the straight line method based on the estimated useful lives of the individual items comprising depreciable assets.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

The following is a summary of the Company's net capital position at December 31, 2011.

Net capital	($370,183)
Excess of net capital over requirements	NA
Aggregate indebtedness to net capital	NA

Pursuant to guidance from the SEC and FINRA, the Company's cash and cash equivalents were treated as disqualified assets in determining net capital and as a result, the Company was not in compliance with the Rule as of December 31, 2011. Immediately upon receiving such guidance, the Company corrected the issue and as of February 8, 2012, was in compliance with the Rule.

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 5 - INCOME TAXES

The Company has elected to be taxed as a partnership and income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return.

NOTE 6 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2011 the Company made matching contributions of $28,927.

NOTE 7 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents consist of $878,383 in a Merrill Lynch brokerage account. This account is insured up to $500,000 by the Securities Investor Protection Corporation (the "SIPC").

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 27, 2012 that would require adjustment or disclosure in the financial statements.

SIXPOINT PARTNERS LLC
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2011

Expenses:	
Salaries	$ 3,547,243
Rent and utilities	194,506
Reimbursed expenses	124,833
Payroll taxes	118,005
Employee benefits	96,971
Regulatory fees	51,288
Technology and technology support	37,760
Meals and entertainment	35,778
Legal fees	34,501
Accounting fees	30,175
Charitable donations	30,000
Recruiting fee	28,564
Travel	26,365
Telephone and internet	24,303
Outside contractors	17,307
Dues and subscriptions	14,515
Insurance	11,729
Conferences	11,714
Printing and reproduction	6,234
Depreciation	4,039
Office supplies and expense	3,364
Licenses and taxes	2,466
Payroll service fee	2,011
Postage and delivery	883
Bank service charges	668
Business gifts	601
Moving expenses	120
Miscellaneous	11
Total operating expenses	$ 4,455,954

See notes to financial statements.

Supplemental Information

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2011

Members' capital	$ 4,045,170
Deductions, non-liquid assets	(3,536,970)
Deductions, disqualified assets	(878,383)
Deductions, haircut on securities	-
Net capital	(370,183)
Minimum net capital required	24,679
Excess of Net Capital Over Minimum Requirements	NA
Aggregate Indebtedness	$ 370,183
Percentage of Aggregate Indebtedness to Net Capital	NA

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2011):

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ (258,551)
Increase in expense accrual related to revenue accrual	(200,000)
Decrease in due to affiliate, accounting correction	85,070
Miscellaneous audit adjustments	3,298
Net Capital Per Above	$ (370,183)

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2011

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.

SIXPOINT PARTNERS LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS PURSUANT TO RULE 17a-5(e)(4)
DECEMBER 31, 2011

Total Revenue (January 1 - December 31, 2011)	$ 5,119,459
Deductions	-
Additions per audit	932,267
SIPC Net Operating Revenues	6,051,726
General Assessment @ .0025	15,129
Less: SIPC-6 payment dated 7/31/11	(2,136)
Less: SIPC-7 payment dated 2/27/12	(12,994)
Assessment due as of 2/27/12	$ -

See notes to financial statements.

Supplementary Reports

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Sixpoint Partners LLC
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Sixpoint Partners LLC (the "Company") and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2011, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 27, 2012

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
Sixpoint Partners LLC
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental information of Sixpoint Partners LLC (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 27, 2012